Dragonfly Energy Holdings Corp.

1190 Trademark Drive #108

Reno, Nevada 89521

December 28, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dragonfly Energy Holdings Corp. Registration Statement on Form S-1 (Registration No. 333-267983)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on December 30, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Dragonfly Energy Holdings Corp. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Jeeho Lee of O’Melveny & Myers LLP, counsel to the Company, at (212) 326-2266, or in her absence, Tai Vivatvaraphol at (212) 728-5937, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Dragonfly Energy Holdings Corp.

By:	/s/ Denis Phares
Denis Phares
Chief Executive Officer

cc:	Jeeho Lee
Tai Vivatvaraphol